SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                IN THE MATTER OF                                 CERTIFICATE
     INTERSTATE ENERGY CORPORATION, ET AL.                       PURSUANT TO
                                                                   RULE 24
                File No. 70-9395

  (Public Utility Holding Company Act of 1935)
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                  This Certificate of Notification (the  "Certificate") is filed by Interstate Energy Corporation ("IEC"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of IEC and certain of its subsidiaries in File No. 70-9395. These transactions were authorized by Order of the Securities and Exchange Commission (the "Commission") dated December 22, 1998 (the "Order"). IEC hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

                  i. That, on December 29, 1998, Whiting Petroleum Corporation ("Whiting"), an indirect subsidiary of IEC, acquired all of the issued and outstanding common stock of Golden Gas Production Company ("Golden Gas"), resulting in Golden Gas becoming an indirect subsidiary of IEC.

                  ii. In exchange for the outstanding common stock of Golden Gas, IEC issued to the holder thereof 260,039 shares of the common stock, par value $.01 per share, of IEC.

                  iii. All of the transactions listed in this Certificate have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

                  iv.  Filed   herewith  as  Exhibit  F-1 is  a "past-tense"
Opinion of Counsel for IEC.


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                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                          INTERSTATE ENERGY CORPORATION


                             By: /s/ Erroll B. Davis
                                 -------------------
                                 Name: Erroll B. Davis
                                 Title:   President and Chief Executive Officer


                          ALLIANT INDUSTRIES, INC.


                             By: /s/ James E. Hoffman
                                 --------------------
                                 Name: James E. Hoffman
                                 Title:   President


                          WHITING PETROLEUM CORPORATION


                             By: /s/ John R. Hazlett
                                 -------------------
                                 Name: John R. Hazlett
                                 Title:   Vice President


January 4, 1999


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                                 EXHIBIT INDEX


              Exhibit             Description
              -------             -----------

                F-1               Opinion of Counsel for IEC